UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number       0-22354
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Martek Biosciences Corporation 401(k) Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Board of Trustees
Martek Biosciences Corporation
     401(k) Retirement Savings Plan
Columbia, Maryland
We have audited the accompanying statements of net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Baltimore, Maryland
June 25, 2008

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

INVESTMENTS
Participant directed investments	$19,274,680	$15,455,242

RECEIVABLES
Employer	842,973	833,355
Participants	76,696	—

Total receivables	919,669	833,355

TOTAL ASSETS	20,194,349	16,288,597

LIABILITIES

REFUNDS OF EXCESS CONTRIBUTIONS	3,696	85,458

NET ASSETS AVAILABLE FOR BENEFITS	$20,190,653	$16,203,139

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS:
Contributions:
Participants	$2,435,469	$2,264,872
Employer	842,973	833,355
Rollovers	657,294	151,905

Total contributions	3,935,736	3,250,132

Investment income:
Net (depreciation) appreciation in fair value of investments	(314,380)	503,706
Interest on participant loans	23,261	19,377
Dividends	1,382,698	826,246

Total investment income	1,091,579	1,349,329

Total additions	5,027,315	4,599,461

DEDUCTIONS:
Benefits paid to participants	1,036,085	543,601
Refunds of excess contributions	3,696	85,458
Fees	20	35

Total deductions	1,039,801	629,094

NET INCREASE	3,987,514	3,970,367

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	16,203,139	12,232,772

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$20,190,653	$16,203,139

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, which was amended and restated effective January 1, 2006, is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older. To be eligible for the employer’s discretionary matching contributions participants must be employed at year-end. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan excludes from participation, among others, certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.
Contributions
Participants are able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan, subject to certain limitations as determined by the Internal Revenue Service. The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan. During 2007 and 2006, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary.
Rollovers from other qualified plans are permitted. Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings from the participant’s investment accounts.
Vesting
Participants are fully vested in their voluntary contributions. Discretionary matching and profit sharing contributions vest on a five-year graded schedule based upon the participant’s length of service to the company.
Investment Options
Participants may direct the investment of their contributions into various investment options offered by the Plan.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Loans
Participants may borrow up to 50% of their vested account balance. The total of all loans for each participant may not exceed $50,000. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan. Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments of such vested interest. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may elect to defer payment for vested amounts greater than $1,000.
Forfeitures
On termination of service, unvested balances are transferred to a forfeiture account. The balance of the forfeiture account from all participants may be used to pay administrative expenses of the Plan. Any part of the forfeiture account that is not used to pay expenses will be allocated among active participants in the form of matching and/or profit sharing contributions. For the years ended December 31, 2007 and 2006, forfeited non-vested amounts totaled $30,094 and $10,750 respectively.
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Investments
Investments in mutual funds and the Company common stock are presented at fair value, based on the quoted market prices at year-end. Participant loans are stated at the outstanding principal balance, which approximates fair value. Money market funds are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.
Expenses
Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor. Investment expenses assessed by the trustee are paid by the Plan and included in net appreciation (depreciation) in fair value of investments. The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.
Risks and Uncertainties
The Plan, as directed by participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 2 — INVESTMENTS
The following presents the Plan’s investments as of December 31 that represent 5% or more of the Plan’s net assets available for benefits:

	2007	2006

Putnam Money Market Fund	$1,687,616	$1,001,103

Mutual Funds:
Putnam International Equity Fund	1,837,978	1,470,954
Putnam Fund for Growth and Income	1,662,890	1,727,970
Putnam Voyager Fund	1,536,678	1,382,487
Putnam New Opportunities Fund	1,347,938	1,115,072
Putnam Diversified Income Trust	1,267,023	1,155,337
Putnam Mid Cap Value Fund	*	887,806

Company Common Stock	2,012,895	1,443,417

*	less than 5% threshold
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Company Common Stock	$443,372	$(136,952)
Mutual Funds	(757,752)	640,658

Net (depreciation) appreciation in fair value of investments	$(314,380)	$503,706

NOTE 3 — FEDERAL INCOME TAX STATUS
The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable determination on August 9, 2002 from the Internal Revenue Service (the IRS). On October 26, 2006, the Plan was amended resulting in the Plan being considered an individually-designed plan. The Plan has applied for, but has not yet received, a new determination letter from the IRS stating the Plan continues to qualify under applicable sections of the Internal Revenue Code. However, management believes that the Plan remains qualified and therefore, the Plan is exempt from taxation.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 —	RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL

STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$20,190,653	$16,203,139
Accrual for participants’ contributions receivable	(76,696)	—
Accrual for employer contributions receivable	(842,973)	(833,355)
Accrual for refunds of excess contributions	3,696	85,458

Net assets available for benefits per Form 5500	$19,274,680	$15,455,242

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Total contributions per the financial statements	$3,935,736	$3,250,132
Accrual for participants’ contributions receivable	(76,696)	—
Prior year accrual for participants’ contributions receivable	—	109,932
Accrual for employer contributions receivable	(842,973)	(833,355)
Prior year accrual for employer contributions receivable	833,355	731,709

Total contributions per Form 5500	$3,849,422	$3,258,418

The following is a reconciliation of total expenses per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Total deductions per the financial statements	$1,039,801	$629,094
Accrual for refunds of excess contributions	(3,696)	(85,458)
Prior year accrual for refunds of excess contributions	85,458	—

Total deductions per Form 5500	$1,121,563	$543,636

This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 5 — RELATED PARTY TRANSACTIONS
The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
NOTE 6 — RETIRED AND SEPARATED PARTICIPANTS
At December 31, 2007 and 2006, asset allocation to retired and separated participants, which are included in the Statements of Net Assets Available for Benefits, are $2,064,575 and $1,065,536, respectively.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2007
EIN #52-1399362
Plan #001

	Identity of Issuer, Borrower,
	Lessor or Similar Party	Fair Value

*	Putnam Money Market Fund	$1,687,616

	Mutual Funds:
*	Putnam Fund for Growth and Income	1,662,890
*	Putnam Voyager Fund	1,536,678
*	Putnam International Equity Fund	1,837,978
*	Putnam Diversified Income Trust	1,267,023
*	Putnam New Opportunities Fund	1,347,938
*	Putnam Mid Cap Value Fund	942,882
*	George Putnam Fund of Boston	693,388
*	Putnam Capital Opportunities Fund	660,828
	American Funds Growth Fund of America	901,815
	T. Rowe Price Equity Income Advisor Fund	613,265
	American Funds EuroPacific Growth Fund	890,737
*	Putnam Research Fund	355,420
	Vanguard 500 Index Trust Fund	477,910
	Lord Abbett Small Cap Value Fund	562,544
	MSIF Trust Mid Cap Growth	622,719
	CRM Mid Cap Value Fund	464,079
	Pimco Total Return Fund	325,203

*	Company Common Stock	2,012,895

	Participant loans, interest rate 4.0% to 8.25%, various maturities	410,872

	Total investments	$19,274,680

*	Represents a party-in-interest to the Plan.

Exhibits
The following exhibit is attached to this Annual Report on Form 11-K.

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION 401(k) RETIREMENT SAVINGS PLAN
By:	/s/ Peter L. Buzy
	Name:	Peter L. Buzy
	Title:	Trustee

Date: June 27, 2008

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm